Sit Investment Associates, Inc.
Sit Mutual Funds

July 2010

Sit Mutual Funds
3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402-2211
Phone: 800-332-5580
Fax: 612-342-2111
Web Site: www.sitfunds.com

Disclosure Page

General Disclosure

Investors should consider the investment objectives, risks, and charges and expenses of the investment company carefully before investing. The Fund's prospectus contains this and other information about the Fund. A prospectus may be obtained at www.sitfunds.com or 800-332-5580, and should be read carefully before investing.

Performance Disclosure

The following performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Performance data current to the most recent month-end can be obtained at www.sitfunds.com or 800-332-5580.

Small Cap Stock Risks

Sit Small Cap Growth Fund primarily invests in stocks of small-and mid-sized companies. Such companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.

International and Developing Markets Stock Risks

International investing has special risks, such as currency exchange fluctuations, high volatility, illiquidity and the possibility of political instability.

Outline of Presentation

I. Organizational Overview

II. Philosophy and Decision-Making Process

III. Risk Management Process and Quantitative Tools

IV. Sit Mutual Funds

V. Domestic Equity Holdings/Characteristics

VI. International Equity Holdings/Characteristics

VII. Fixed Income Holdings/Characteristics

Please see **General Disclosure** on Disclosure Page (page 1) for more information.

I. Organizational Overview

Sit Investment Associates Group
Global Investment Managers
Specializing In Growth Equity Portfolios And Fixed Income

Our Mission Statement

The firm is dedicated to a single purpose: to be one of the premier investment management firms in the United States.

Background

1981
- Sit Investment Associates founded in Minneapolis by Eugene C. Sit
- Sit Mutual Funds formed
- Sit Investment Associates is one of the largest minority-owned advisory firms in the U.S.

1984
- Sit Fixed Income division formed to manage taxable and tax-exempt fixed income portfolios

1989
- Sit International division formed to manage international and global portfolios

1994
- Small capitalization domestic growth product introduced

2004
- Dividend growth product introduced

Total Assets Under Management
As of June 30, 2010: $9.0 Billion

- Equity $2.2 Billion
- Fixed Income $6.8 Billion
- Institutional Separate Accounts $6.8 Billion
- Sit Mutual Funds $2.2 Billion

Sit Investment Associates Group

Sit Investment Associates, Inc.

Sit Investment Associates, Inc.
Domestic/Global Equity

- Large Cap Growth
- Mid Cap Growth
- Small Cap Growth
- Dividend Growth
- Global

Sit International Investment Associates
International Equity

- EAFE+
- Pacific Basin
- Developing Markets

Sit Investment Fixed Income Advisors, Inc.
Fixed Income

- Taxable
- Tax-Exempt

Sit Mutual Funds

- Domestic Growth Equity
- International Growth Equity
- Fixed Income

Please see **General Disclosure** on Disclosure Page (page 1) for more information.

Investment Management & Research
Organization Chart

Roger J. Sit

Global Equity Management

Roger J. Sit
Kent L. Johnson
Ronald D. Sit
David A. Brown
Robert W. Sit
Michael J. Stellmacher
Denise A. Anderson
John M. Bernstein
Stacey M. Curme
Joseph R. Eshoo
Matthew T. Loucks

Raymond E. Sit
Janet K. Kinzler
Tasha M. Murdoff
Ningning Tang
Bradley W. Meyer
Matthew J. Michalik
Nicholas D. Tich
Lee J. Feltman

Fixed Income Management

Michael C. Brilley
Debra A. Sit
Bryce A. Doty
Mark H. Book
Paul J. Jungquist
Christopher M. Rasmussen
Todd S. Emerson
Matthew T. Hilliard
Jessica A. Mahlberg
Eric T. Nelmark
Kevin P. O'Brien
Michael J. Reich
Marci A. Lorge
Brian R. Gilbert
Andrew J. Tich

Roger J. Sit
Chairman, CEO, President and Global Chief Investment Officer

Professional Experience:	1998-Present	Sit Investment Associates, Inc.
	1991-1998	Goldman Sachs & Co. Vice President, Senior Equity Research Analyst
	1984-1990	Captain, United States Air Force
Education:	Harvard University, Harvard Business School, MBA (1991) University of Southern California, MS Systems Technology (1987) United States Air Force Academy, BS (1984)	
Inv. Exp.:	19 Years	
Age:	48	
E-mail:	rjs@sitinvest.com	



Kent L. Johnson, CFA
Senior Vice President - Research and Investment Management

Financials/Capital Goods Sectors

Professional Experience:	1989-Present	Sit Investment Associates, Inc.
Education:	University of Minnesota, MBA (1995) University of Minnesota, BS (1989)	
Inv. Exp.:	17 Years	
Age:	44	
E-mail:	klj@sitinvest.com	



Michael J. Stellmacher, CFA
Vice President – Research and Investment Management

Energy/Materials

Professional Experience:	2001-Present	Sit Investment Associates, Inc.
	1987-2000	The Pillsbury Company, Manager – Benefits Investment, Senior Economist
	1984-1987	Tri/Valley Growers, Manager - Economic Research
	1979-1983	U.S. Department of Agriculture, Agricultural Economist
Education:	University of Minnesota, MBA (1991) Oklahoma State University, MS (1979) University of Wisconsin – Madison, BS (1977)	
Inv. Exp.:	19 Years	
Age:	55	
E-mail:	mjs@sitinvest.com	



David A. Brown, CFA, CPA
Vice President - Research and Investment Management
Director of Client Services

Consumer/Accounting Sectors

Professional Experience:	1997-Present	Sit Investment Associates, Inc.
	1986-1997	KPMG PeatMarwick LLP, Director of Financial Services Corporate Finance Practice
Education:	University of North Dakota, BBA (1986)	
Inv. Exp.:	15 Years	
Age:	45	
E-mail:	dab@sitinvest.com	



Sit Investment Associates, Inc.
Total Years Investment Experience 250 Years
Average Years Investment Experience 13.15 Years

Name	Years of Investment Experience	Years With SIA
Roger J. Sit	19	12
Kent L. Johnson, CFA	17	20
Ronald D. Sit, CFA	25	25
David A. Brown, CFA, CPA	15	12
Robert W. Sit, CFA	18	18
Michael J. Stellmacher, CFA	19	9
Denise A. Anderson, Ph.D.	12	1
John M. Bernstein	17	14
Stacey M. Curme	13	17
Joseph R. Eshoo	15	2
Matthew T. Loucks, CFA	15	4
Raymond E. Sit	18	18
Janet K. Kinzler	17	8
Tasha M. Murdoff	10	14
Ningning Tang, CFA	6	2
Bradley W. Meyer	7	8
Matthew J. Michalik	3	2
Nicholas D. Tich	2	4
Lee J. Feltman	2	3

Corporate Values and Goals
Established with the Founding of the Firm in 1981

Our Corporate Values

- To operate under the highest ethical and professional standards.
- To put our clients first in everything we do. We realize that the success of our clients results in our success.
- To maintain our uncompromising commitment and adherence to our investment philosophy and style, while continually seeking ways to enhance our successful investment process.
- To always work hard for our clients, expending the effort they deserve in all aspects of the investment management and client reporting process.

Our Corporate Goals

- To provide superior investment management products for discriminating investors.
- To act as a "true extension" of the client's own operations, providing highly individualized services in an increasingly challenging investment environment.
- To control effectively our own destiny, avoiding imposed pressures for "growth," thereby allowing us to provide the services we believe our clients require and deserve.
- To have fun, on a partnership basis, with our clients.

Please see **General Disclosure** on Disclosure Page (page 1) for more information.

II. Investment Philosophy and Decision-Making Process

Sit Investment Associates' investment philosophy targets growth-oriented opportunities. Generally, we look to invest in companies with the potential to increase earnings at a faster rate than the representative economy and market index.

- We believe that earnings growth is the primary determinant of superior long-term returns.
- We are opportunistic investors; we believe in high and consistent growth companies as well as conservative and cyclical growth companies.
- We manage our portfolios on an active basis, concentrating our investments in the best growth opportunities at the most reasonable valuation levels.

Growth Stock Investment Management Process

TOP-DOWN ANALYSIS
(Investment Committee)

- **Macro Variables**
- **Market Valuation**

- **Secular Trends**
- **Political Environment**
- **Economic Outlook**
- **Fiscal and Monetary Policy**
- **Sentiment**

↓

PORTFOLIO DECISIONS
(Investment Team)

- **Regional and Country Allocation**
- **Industry & Sector Allocation**
- **Stock Selection**

↑

BOTTOM-UP ANALYSIS
(Portfolio Managers / Research Analysts)

- **World Class or Regional Dominance**
- **Distinctive Product or Services**
- **Proactive Managements**
- **Healthy Financials**
- **Attractive Valuations**

- **Fundamental Company & Industry Research**
- **Quantitative Valuation**
- **Specific Stock Recommendations**

Major Investment Themes for Growth-Oriented Investors

Energy	The key drivers/themes in energy are supply/demand imbalances resulting from emerging market growth, challenges stemming from basin exhaustion, declining reserves per well, and higher costs to extract resources.
Health Care	While demographics are set to boost demand for healthcare, those same forces are expected to make paying for healthcare increasingly difficult. Investment opportunities will come from innovative companies targeting unmet needs, technologies/treatments that reduce overall healthcare costs, and increased affluence in emerging markets.
Technology	Growth in wireless devices (smartphones) and networks, internet traffic, and global digital information are among the key drivers in technology. Corporations continue to spend on productivity-enhancing technology.
Capital Goods	Global infrastructure spending growth will outpace GDP growth for many years, driven by pent-up demand and under-investment in developed nations and industrialization of emerging economies. Attractive end-markets include water/wastewater, road construction, power, energy/commodities and commercial aerospace.
Consumer	For retailers, pressure on wages (particularly in U.S.) and global competition are placing emphasis on price and value. Consumer products companies can accelerate organic growth by capitalizing on increasing consumption in emerging markets.
Finance	Market share shifts are occurring in many industries as well capitalized companies are taking advantage of bankruptcies, M&A activity, and balance sheet-constrained competitors. The development of capital markets (both equity and bonds) outside the U.S. offers excellent long-term growth prospects for well-positioned firms.

Stock Selection Criteria

- We invest in companies with earnings per share growth greater than the market (generally 10%-plus for large cap and global holdings and 15-20%-plus for small cap holdings).
  - Growth companies can be in any sector
  - Sectors with these growth companies may change with time

- We seek to invest in growth companies at reasonable valuations (P/Es to growth rates).

- We focus on quality growth companies that have strong fundamentals. We are patient, longer-term investors and allow our growth expectations time to materialize. We look for the following attributes:
  - World-class or regional dominance
  - Distinctive products or services
  - Proactive managements providing innovative ideas and quick responses to change

- Our investment holdings generally reflect the following investment characteristics:
  - Increasing return on equities
  - High growth rates (projected and historical)
  - Higher relative P/E ratios
  - Healthy financials
  - Lower dividend yields

- Significant databases and quantitative tools are used to identify and evaluate opportunities

Sell Disciplines
Based on Experience and Judgment

Company Specific

- Fundamentals change/earnings disappoint
- Quantitative models indicate deteriorating earnings trends
- Trimming holdings based on appreciation/achievement of analyst price target (profit taking)

Strategic

- Rotating sector emphasis based on earnings outlook (e.g., selling a sector with the weakest outlook and buying sector with the most positive outlook).
- Raising cash to become defensive

Decision-Making/Portfolio Construction

Team Management Approach With Active Leadership From Senior Investment Professionals	Senior professionals determine investment strategy and sector emphasis. Research analysts prepare conclusion-oriented research reports and provide key input on stock selection.
Use of Model Portfolios	Client accounts hold same securities/weightings as permitted by restrictions.
Number of Names/Security Weightings	70 to 90 names - 3 separate tier weightings ranging from 1% to 5%
Maximum Investment In Any One Security	5% of portfolio
Maximum Exposure to a Single Industry Sector	Approximately 1 ½ - 2 times the benchmark for larger sectors. Smaller sectors could be larger.
Minimum Exposure to a Single Industry Sector	0%
Cash Holdings	0% to 5% (as permitted by guidelines)

III. Risk Management Process and Quantitative Tools

Portfolio Risk Management Procedures

Market Level:

- Overall *market valuations* are monitored, with a focus on valuations relative to interest rates, the corporate earnings outlook, and historical norms.
- *Macroecomomic issues* are discussed in monthly strategy meetings where various economic and political issues and their potential impact on the portfolio are discussed. Weekly investment meetings are held where various business trends and changes and their potential impact on the portfolio are discussed.

Portfolio Level:

- *Sector weightings* are reviewed on a weekly basis. If the industry sector is small, the limits could range from 0 to several times the benchmark, while larger categories will range from 50% of the benchmark to 1 ½-2 times the benchmark.
- *Industry weightings* are reviewed to monitor exposures and to identify "bets" that may not be apparent in sector weighting analysis.
- *Sector correlations* are reviewed periodically to assess potential diversification benefits of sector weightings, thereby reducing risk.
- *Cash/equity allocation*, within specified client guidelines, are monitored continuously.
- A *model portfolio* is used at the portfolio level to monitor sector weighting decisions and ensure consistency of client results across similar mandates.
- *Performance attribution* reports are used to measure the impact and potential risks associated with active bets in individual securities and sectors.

Security Level:

- *Individual stock weightings* are monitored. Except in rare occasions, we will not own more than a 5% position in an individual security. Individual stocks are divided into three tier groups, with specific weights determined by liquidity, risk/reward opportunity, and fundamental outlook.
- *Valuations* are regularly reviewed in weekly meetings. Relative valuations are emphasized based on growth rates, peer groups, historical averages, and the broad market.
- Since a key to sustained outperformance is avoiding earnings disappointments, *earnings risk* is regularly reviewed by studying trends in earnings revisions and sales. We have developed a proprietary earnings revision model that serves to summarize revision activity into a single "decile score."

Quantitative Risk Measurements:

- In terms of *historical performance*, we review internally-generated reports along with reports provided using Frank Russell Company software to monitor the relative returns and risk characteristics (i.e., beta, tracking error, standard deviation).
- In addition to portfolio level valuations, we use a *multi-factor predictive beta* provided by Northfield Information Services, Inc. to measure systematic risk of the portfolio, as well as a more detailed analysis of non-systematic exposures.

Please see **General Disclosure** on Disclosure Page (page 1) for more information.

IV. Sit Mutual Funds

Sit Mutual Funds
Fixed Income Funds

	U.S. Government Securities Fund	Tax-Free Income Fund	Minnesota Tax-Free Income Fund
Investment Objectives	High current income and safety of principal	Current income exempt from federal tax	Current income exempt from federal and Minnesota tax
Min./Addtl. Inv. Regular Acct.	$5,000/$100	$5,000/$100	$5,000/$100
Min./Addtl. Inv. Retirement Acct.	$2,000/$100	$2,000/$100	$2,000/$100
Primary Investment Vehicles	U.S. government securities	Municipal securities whose income is exempt from federal income tax	Municipal securities whose income is exempt from federal and MN income tax
Investment Parameters	100% of assets invested in U.S. government securities including pass-through securities, U.S. Treasury securities and CMOs	At least 80% of net assets invested in municipal securities whose income is exempt from federal income tax; primarily invested in securities rated investment-grade at the time of purchase	At least 80% of net assets invested in municipal securities whose income is exempt from federal and MN income tax; primarily invested in securities rated investment-grade at time of purchase
Dividend Policy	Monthly (if any) automatically reinvested, may request cash distribution	Monthly (if any) automatically reinvested, may request cash distribution	Monthly (if any) automatically reinvested, may request cash distribution
Expense Ratios as of 8/1/09	0.80%[(1)]	0.77%[(1)]	0.80%
Total Assets as of 6/30/10	$921.5 Million	$154.6 Million	$293.8 Million
Inception Date	6/2/87	9/29/88	12/1/93
NASDAQ Symbols	SNGVX	SNTIX	SMTFX
Cusip Numbers	829800-10-1	829799-10-5	82979K-10-0

(1) Net of voluntary fee waiver. The contractual fee (without waivers) for the U.S. Government Securities Fund is 1.00% (.80% of assets in excess of $50 million) per year of the Fund's average daily net assets, and the Tax-Free Income Fund is .80% per year of the Fund's average daily net assets. After December 31, 2010, these voluntary fee waivers may be discontinued by the Adviser in its sole discretion.

Sit Mutual Funds
Equity Funds

	Balanced Fund	Dividend Growth Fund		Global Dividend Growth Fund		Large Cap Growth Fund	Mid Cap Growth Fund	International Growth Fund	Small Cap Growth Fund	Developing Markets Growth Fund
		Class I[1]	Class S[1]	Class I[1]	Class S[1]					
Investment Objectives	Long-term capital appreciation, preserve principal and provide income	Provide current income that exceeds the dividend yield of the S&P 500 Index; Long-term capital appreciation.		Provide current income that exceeds the dividend yield of a composit index (60% S&P 500 Index and 40% MSCI EAFE Index); Long-term capital appreciation.		Maximization of long-term capital appreciation	Maximization of long-term capital appreciation	Long-term growth	Maximization of long-term capital appreciation	Maximization of long-term capital appreciation
Min./Addtl. Inv. Regular Acct.	$5,000/$100	$100,000/$100	$5,000/$100	$100,000/$100	$5,000/$100	$5,000/$100	$5,000/$100	$5,000/$100	$5,000/$100	$5,000/$100
Min./Addtl. Inv. Retirement Acct.	$2,000/$100	$100,000/$100	$2,000/$100	$100,000/$100	$2,000/$100	$2,000/$100	$2,000/$100	$2,000/$100	$2,000/$100	$2,000/$100
Primary Investment Vehicles	Diversified portfolio of stocks and bonds	Common stocks of companies that pay dividends		Common stocks of companies that pay dividends issued by U.S. and foreign companies		Common stocks of medium- to large-sized growth companies	Common stocks of small- and mid-sized growth companies	Common stocks of companies located outside the U.S.	Common stocks of small growth companies	Common stocks of companies located in developing markets
Investment Parameters	Between 35% and 65% of net assets in common stocks; between 35% and 65% of net assets in fixed-income securities	At least 80% of net assets in dividend-paying common stocks; the Fund may invest the balance in preferred stocks, convertible bonds, and U.S. Treasury securities		At least 80% of net assets in dividend-paying common stocks issued by U.S. and foreign companies; the Fund may invest the balance in preferred stocks, convertible bonds, and U.S. Treasury securities		At least 80% of net assets in common stocks of companies with market caps of $5 billion or more at the time of purchase	At least 80% of net assets in common stocks of companies with market caps of $2 billion to $15 billion at the time of purchase	At least 90% of net assets in common stocks of companies outside the U.S.; up to 50% in small- to mid-sized emerging growth companies in developed and developing markets	At least 80% of net assets in common stocks of companies with market caps of up to $3 billion or up to the market cap of the largest company in the Russell 2000 Index measured at the end of the previous 12 months	At least 80% of net assets in common stocks of companies domiciled or operating in developing markets
Dividend Policy	Quarterly (if any) automatically reinvested, may request cash distribution	Quarterly (if any) automatically reinvested, may request cash distribution		Quarterly (if any) automatically reinvested, may request cash distribution		Annually (if any) automatically reinvested, may request cash distribution	Annually (if any) automatically reinvested, may request cash distribution	Annually (if any) automatically reinvested, may request cash distribution	Annually (if any) automatically reinvested, may request cash distribution	Annually (if any) automatically reinvested, may request cash distribution
Expense Ratios as of 11/1/09	1.00%	1.00%	1.25%[2]	1.25%	1.50%[2]	1.00%	1.15%[3]	1.50%[3]	1.50%	2.00%
Total Assets as of 6/30/10	$10.5 Million	$39.4 Million	$24.9 Million	$2.8 Million	$0.9 Million	$407.4 Million	$130.3 Million	$20.6 Million	$59.8 Million	$14.0 Million
Inception Date	12/31/93	12/31/03	3/31/06	9/30/08	9/30/08	9/2/82	9/2/82	11/1/91	7/1/94	7/1/94
NASDAQ Symbols	SIBAX	SDVGX	SDVSX	GDGIX	GDGSX	SNIGX	NBNGX	SNGRX	SSMGX	SDMGX
Cusip Numbers	82980D-20-2	82980D-70-7	82980D-80-6	82980D-88-9	82980D-87-1	829797-10-9	829796-10-1	82980D-10-3	82980D-30-1	82980D-40-0

(1) Please refer to your prospectus for details on the Dividend Growth Fund and Global Dividend Growth Fund share classes.
(2) Includes a 25 basis point 12b-1 fee.
(3) Net of voluntary fee waiver. The contractual fees (without waivers) for the Mid Cap Growth and the International Growth Funds are 1.25% and 1.85% per year, respectively, of the Fund's average daily net assets. After December 31, 2010, these voluntary fee waivers may be terminated at any time by the Adviser.

Sit Mutual Funds

Performance Summary, Total Return- After all Expenses

June 30, 2010

INCEPTION:	US GOV'T FUND (SNGVX) (6/2/87)	TAX FREE INCOME (SNTIX) (9/29/88)	MN TAX FREE INCOME (SMTFX) (12/1/93)	HIGH INCOME MUNI BOND (SHMIX) (12/31/06)	BALANCED FUND (SIBAX) (12/31/93)	DIV GROWTH FUND (I) (SDVGX) (12/31/03)	DIV GROWTH FUND (S) (SDVSX) (3/31/06)	LARGE CAP GR. FUND (SNIGX) (9/2/82)	GLOBAL DIV. GROWTH FD. (I) (GDGIX) (9/30/08)	GLOBAL DIV. GROWTH FD. (S) (GDGSX) (9/30/08)	MID CAP GR. FUND (NBNGX) (9/2/82)	NTL GROWTH FUND (SNGRX) (11/1/91)	SMALL CAP GR. FUND (SSMGX) (7/1/94)	DEVELOPING MARKETS (SDMGX) (7/1/94)
1 Month	0.75%	0.52%	0.28%	0.22%	-2.88%	-3.97%	-3.98%	-5.42%	-3.43%	-3.44%	-6.16%	-0.51%	-4.51%	-1.86%
3 Month	1.10%	2.17%	1.99%	2.40%	-7.07%	-9.91%	-9.99%	-12.64%	-12.73%	-12.79%	-9.68%	-14.32%	-7.34%	-12.08%
6 Month	2.38%	4.72%	3.47%	4.54%	-3.22%	-6.19%	-6.35%	-9.36%	-9.79%	-9.93%	-2.03%	-11.92%	0.16%	-10.80%
YTD	2.38%	4.72%	3.47%	4.54%	-3.22%	-6.19%	-6.35%	-9.36%	-9.79%	-9.93%	-2.03%	-11.92%	0.16%	-10.80%
1 Year	6.17%	13.87%	12.98%	15.47%	12.33%	12.71%	12.37%	7.80%	8.79%	8.47%	16.87%	8.10%	20.97%	18.05%
3 Year	21.85%	7.30%	13.08%	3.84%	-9.30%	-14.33%	-14.99%	-19.74%	n/a	n/a	-23.20%	-35.23%	-21.97%	-17.65%
3 Year (Ann.)	6.81%	2.38%	4.18%	1.26%	-3.20%	-5.02%	-5.27%	-7.07%	n/a	n/a	-8.42%	-13.48%	-7.94%	-6.27%
5 Year	29.68%	13.64%	21.33%	n/a	9.86%	17.81%	n/a	3.91%	n/a	n/a	6.96%	-0.25%	12.91%	59.25%
5 Year (Ann.)	5.34%	2.59%	3.94%	n/a	1.90%	3.33%	n/a	0.77%	n/a	n/a	1.36%	-0.05%	2.46%	9.75%
10 Year	68.09%	46.05%	61.11%	n/a	-4.62%	n/a	n/a	-37.87%	n/a	n/a	-35.42%	-46.02%	-22.95%	54.90%
10 Year (Ann.)	5.33%	3.86%	4.88%	n/a	-0.47%	n/a	n/a	-4.65%	n/a	n/a	-4.28%	-5.98%	-2.57%	4.47%
Inception	334.97%	207.82%	121.42%	4.29%	151.79%	34.40%	3.16%	1022.40%	6.55%	6.10%	1843.71%	69.50%	323.65%	109.56%
Inception (Ann.)	6.57%	5.30%	4.91%	1.21%	5.75%	4.65%	0.73%	9.07%	3.69%	3.45%	11.25%	2.87%	9.44%	4.73%
30 Day SEC Yield:	3.55%	5.05%	4.39%	4.99%		1.81%	1.55%		1.77%	1.52%				
12 Month Dist. Rate:	3.36%	4.66%	4.40%	5.03%		1.62%	1.40%		1.29%	1.06%				

Tax Equivalent Yields (*):

	TAX FREE INCOME	MN TAX FREE INCOME	HIGH INCOME MUNI BOND
25%	6.73%	6.35%	6.65%
28%	7.01%	6.62%	6.93%
33%	7.54%	7.11%	7.45%
35%	7.77%	7.33%	7.68%

*** Assumes the maximum Minnesota tax bracket of 7.85%.**

•Please remember that past performance is not a guarantee of future results and is only one of the factors to consider in choosing a fund.

•As with all investments, the share price and return may vary and you may have a gain or loss at the time of the sale.

V. Domestic Equity Holdings/Characteristics

Industry Sector Portfolio Evaluation

Sit Large Cap Growth (A/C# 7)

June 30, 2010

NON-ENERGY MINERALS	$000	% EQUITY
FREEPORT-MCMORAN COPPER	2,081	0.5
ALLEGHENY TECHNOLOGIES INC	866	0.2
		0.7

PRODUCER MANUFACTURING	$000	% EQUITY
UNITED TECHNOLOGIES CORP	4,563	1.1
DEERE & CO	4,221	1.0
ABB LTD - ADR	3,828	0.9
GENERAL ELECTRIC CO	3,415	0.8
EMERSON ELECTRIC CO	3,408	0.8
3M CO	3,254	0.8
DANAHER CORP DEL	3,029	0.7
PRECISION CASTPARTS CORP	2,151	0.5
GOODRICH CORP	2,094	0.5
LOCKHEED MARTIN CORP	2,086	0.5
		7.9

ELECTRONIC TECHNOLOGY	$000	% EQUITY
APPLE COMPUTER INC	12,929	3.2
INTL BUSINESS MACHINES CORP	12,743	3.1
CISCO SYSTEMS INC	9,494	2.3
INTEL CORP	9,223	2.3
QUALCOMM INC	8,571	2.1
BROADCOM CORP	6,116	1.5
APPLIED MATLS INC	5,212	1.3
RESEARCH IN MOTION LTD	4,601	1.1
CIENA CORP	3,103	0.8
ANALOG DEVICES	2,583	0.6
SEAGATE TECHNOLOGY	2,080	0.5
E M C CORP MASS	1,832	0.5
LINEAR TECHNOLOGY CORP	1,813	0.4
MARVELL TECHNOLOGY GROUP	1,753	0.4
VEECO INSTRS INC DEL	1,735	0.4
		20.6

CONSUMER DURABLES	$000	% EQUITY
ACTIVISION BLIZZARD INC	2,191	0.5
		0.5

ENERGY MINERALS	$000	% EQUITY
OCCIDENTAL PETROLEUM CORP	8,579	2.1
SOUTHWESTERN ENERGY CO	7,044	1.7
ULTRA PETROLEUM CORP	5,890	1.5
SUNCOR ENERGY INC	4,384	1.1
EQT CORPORATION	2,862	0.7
APACHE CORP	2,079	0.5
MURPHY OIL CORP	2,022	0.5
		8.1

PROCESS INDUSTRIES	$000	% EQUITY
ECOLAB INC	4,275	1.1
PRAXAIR INC	3,716	0.9
		2.0

HEALTH TECHNOLOGY	$000	% EQUITY
CELGENE CORP	6,337	1.6
THERMO FISHER SCIENTIFIC INC	5,234	1.3
JOHNSON & JOHNSON	4,911	1.2
GILEAD SCIENCES INC	4,415	1.1
GENZYME CORP	3,884	1.0
INTUITIVE SURGICAL INC	2,557	0.6
VARIAN MED SYS INC	2,391	0.6
BAXTER INTL INC	2,146	0.5
ST JUDE MEDICAL INC	2,122	0.5
ABBOTT LABORATORIES	1,881	0.5
ALLERGAN INC	1,678	0.4
MEDTRONIC INC	1,534	0.4
		9.6

CONSUMER NON-DURABLES	$000	% EQUITY
PEPSICO INC	9,082	2.2
PROCTER & GAMBLE CO	8,619	2.1
COCA COLA CO	8,114	2.0
PHILIP MORRIS INTL INC	7,192	1.8
COLGATE-PALMOLIVE CO	5,112	1.3
GENERAL MILLS INC	4,653	1.1
		10.5

INDUSTRIAL SERVICES	$000	% EQUITY
SCHLUMBERGER LTD	4,754	1.2
MCDERMOTT INTL INC	1,131	0.3
		1.4

TECHNOLOGY SERVICES	$000	% EQUITY
GOOGLE INC	9,299	2.3
ORACLE CORP	8,393	2.1
MICROSOFT CORP	7,177	1.8
ACCENTURE PLC	6,439	1.6
ADOBE SYSTEMS INC	3,375	0.8
DOLBY LABORATORIES INC-CL A	1,636	0.4
		8.9

HEALTH SERVICES	$000	% EQUITY
MEDCO HEALTH SOLUTIONS INC	2,991	0.7
MCKESSON CORP	1,880	0.5
		1.2

CONSUMER SERVICES	$000	% EQUITY
MCDONALDS CORP	9,782	2.4
VISA INC	6,162	1.5
		3.9

RETAIL TRADE	$000	% EQUITY
TARGET CORP	5,777	1.4
WAL MART STORES INC	5,259	1.3
CVS/CAREMARK CORPORATION	5,055	1.2
KOHLS CORP	4,114	1.0
COSTCO WHOLESALE CORP	3,869	1.0
BEST BUY CO INC	3,579	0.9
HOME DEPOT INC	3,222	0.8
		7.6

TRANSPORTATION	$000	% EQUITY
UNION PAC CORP	4,768	1.2
EXPEDITORS INTL WASH INC	2,533	0.6
UNITED PARCEL SERVICE INC	1,599	0.4
		2.2

UTILITIES	$000	% EQUITY
WISCONSIN ENERGY CORP	2,608	0.6
CALPINE CORP	1,094	0.3
		0.9

FINANCE	$000	% EQUITY
GOLDMAN SACHS GROUP INC	6,262	1.5
JPMORGAN CHASE & CO	6,202	1.5
WELLS FARGO & CO	5,210	1.3
BANK OF AMERICA CORP	4,665	1.1
FRANKLIN RESOURCES INC	3,439	0.8
CME GROUP INC	3,350	0.8
AFLAC INC	3,115	0.8
PARTNERRE LTD	2,714	0.7
THE TRAVELERS COMPANIES, INC.	2,709	0.7
PRUDENTIAL FINANCIAL INC	2,356	0.6
U S BANCORP	2,070	0.5
BANK OF NEW YORK MELLON CORP	1,953	0.5
M & T BK CORP	1,121	0.3
NORTHERN TRUST CORP	985	0.2
		11.4

COMMUNICATIONS	$000	% EQUITY
VERIZON COMMUNICATIONS	5,786	1.4
ROGERS COMMUNICATIONS INC	3,817	0.9
		2.4

Equity Characteristics

Sit Large Cap Growth Fund (A/C# 7)

June 30, 2010

	Sit Large Cap Growth Fund	Russell 1000 Growth	S&P 500 [3]	S&P 500 [4]
Earnings Outlook - Strong Growth [1]				
2010 Projected Gain	+20.7%	+27.1%	+32.2%	+43.7%
2011 Projected Gain	+20.3%	+15.5%	+15.2%	+16.0%
5-Year Projected Growth	+13.1%	+12.8%	+8.0%	+8.0%
Dividend Yield				
Equities Only	+1.7%	+1.7%	+2.2%	+2.2%
Total Fund	+1.7%	+1.7%	+2.2%	+2.2%
Implied Return				
5-Year Growth & Yield - Equity Only (Assumes no Change in P/E Ratio)	+14.8%	+14.5%	+10.2%	+10.2%
Weighted Average Price/Earnings Ratio [2]				
2010 Calendar P/E	15.4x	15.1x	15.3x	12.6x
2011 Calendar P/E	12.2x	13.1x	13.3x	10.9x
Median Price/Earnings Ratio [2]				
2010 Calendar P/E	14.1x	14.4x	N/A	13.7x
2011 Calendar P/E	12.5x	12.4x	N/A	11.8x
Average P/E-to-5-Year Earnings Growth Ratio				
2010 Calendar PEG	1.2x	1.0x	1.9x	1.6x
2011 Calendar PEG	0.9x	0.9x	1.7x	1.4x
Weighted Average Market Capitalization ($MIL)	66,951	68,281	74,018	74,018

(1) Excludes stocks with P/E ratios over 200x and earnings growth rates greater than 300%
(2) Excludes stocks with P/E ratios over 200x
(3) Based on S&P 500 reported earnings - top down basis
(4) Based on S&P 500 earnings prior to write-offs - bottom up basis;
Median P/E is calculated using bottom up earnings estimates from FactSet

Source: FactSet, Frank Russell Co., and Sit Investment Associates

Industry Sector Portfolio Evaluation

Sit Mid Cap Growth

June 30, 2010

NON-ENERGY MINERALS	$000	% EQUITY
HAYNES INTERNATIONAL INC	478	0.4
ALLEGHENY TECHNOLOGIES INC	466	0.4
		0.7

PRODUCER MANUFACTURING	$000	% EQUITY
CUMMINS INC	2,201	1.7
PRECISION CASTPARTS CORP	1,914	1.5
SPX CORP	1,531	1.2
ROCKWELL COLLINS INC	1,312	1.0
TRIMBLE NAVIGATION LTD	1,260	1.0
AMETEK INC	1,074	0.8
AGCO CORP	852	0.7
FLOWSERVE CORP	806	0.6
		8.5

ELECTRONIC TECHNOLOGY	$000	% EQUITY
BROADCOM CORP	2,584	2.0
F5 NETWORKS INC	2,270	1.8
SYNAPTICS INC	1,562	1.2
MARVELL TECHNOLOGY GROUP	1,459	1.1
ANALOG DEVICES	1,406	1.1
VEECO INSTRS INC DEL	1,388	1.1
NETAPP INC	1,325	1.0
LINEAR TECHNOLOGY CORP	1,299	1.0
SEAGATE TECHNOLOGY	1,187	0.9
JUNIPER NETWORKS INC	1,139	0.9
RESEARCH IN MOTION LTD	1,064	0.8
XILINX INC	1,058	0.8
CIENA CORP	964	0.7
KLA-TENCOR CORP	931	0.7
SILICON LABORATORIES INC	515	0.4
APPLE COMPUTER INC	377	0.3
		15.9

CONSUMER DURABLES	$000	% EQUITY
SNAP ON INC	1,403	1.1
FOSSIL INC	843	0.7
ACTIVISION BLIZZARD INC	726	0.6
TUPPERWARE BRANDS CORP	646	0.5
		2.8

ENERGY MINERALS	$000	% EQUITY
SOUTHWESTERN ENERGY CO	2,612	2.0
ULTRA PETROLEUM CORP	1,274	1.0
MURPHY OIL CORP	1,110	0.9
APACHE CORP	926	0.7
EQT CORPORATION	730	0.6
WALTER ENERGY INC	602	0.5
		5.6

PROCESS INDUSTRIES	$000	% EQUITY
ECOLAB INC	2,223	1.7
AIRGAS INC	2,040	1.6
ALBEMARLE CORP	1,719	1.3
SCOTTS MIRACLE GRO CO	1,630	1.3
CF INDS HLDGS INC	730	0.6
		6.4

HEALTH TECHNOLOGY	$000	% EQUITY
CELGENE CORP	2,668	2.1
THERMO FISHER SCIENTIFIC INC	1,763	1.4
NUVASIVE INC	1,563	1.2
GILEAD SCIENCES INC	1,457	1.1
ALLERGAN INC	1,363	1.1
INTUITIVE SURGICAL INC	1,245	1.0
ALCON INC	1,052	0.8
IDEXX LABS INC	816	0.6
AMYLIN PHARMACEUTICALS INC	812	0.6
EDWARDS LIFESCIENCES COR	773	0.6
MILLIPORE CORP	683	0.5
VARIAN MED SYS INC	350	0.3
		11.2

CONSUMER NON-DURABLES	$000	% EQUITY
COACH INC	1,612	1.2
ALBERTO CULVER CO NEW	1,406	1.1
COCA COLA ENTERPRISES IN	1,244	1.0
CENTRAL EUROPEAN DIST COR	714	0.6
HANSEN NATURAL CORP	704	0.5
AVON PRODS INC	623	0.5
GUESS INC	547	0.4
		5.3

INDUSTRIAL SERVICES	$000	% EQUITY
JACOBS ENGINEERING GROUP INC	1,414	1.1
SMITH INTERNATIONAL INC	986	0.8
AECOM TECHNOLOGY CORP	982	0.8
MCDERMOTT INTL INC	799	0.6
NATIONAL OILWELL VARCO INC	565	0.4
		3.7

TECHNOLOGY SERVICES	$000	% EQUITY
COGNIZANT TECH SOLUTIONS	3,694	2.9
SYBASE INC	3,045	2.4
CITRIX SYSTEMS INC	2,057	1.6
ANSYS INC	1,911	1.5
SALESFORCE COM INC	1,519	1.2
ADOBE SYSTEMS INC	1,432	1.1
AUTODESK INC	1,286	1.0
DOLBY LABORATORIES INC-CL A	1,135	0.9
AMDOCS LTD	789	0.6
BMC SOFTWARE INC	596	0.5
		13.5

HEALTH SERVICES	$000	% EQUITY
LABORATORY CP OF AMER HLDGS	1,906	1.5
EXPRESS SCRIPTS INC	1,777	1.4
STERICYCLE INC	879	0.7
ALLSCRIPTS HEALTHCARE SOLTNS	700	0.5
COVANCE INC	677	0.5
		4.6

CONSUMER SERVICES	$000	% EQUITY
DEVRY INC	1,349	1.0
MARRIOTT INTL INC	1,184	0.9
INTL GAME TECHNOLOGY	951	0.7
STRAYER ED INC	707	0.5
		3.2

RETAIL TRADE	$000	% EQUITY
TJX COS INC	1,984	1.5
NORDSTROM INC	1,246	1.0
GAMESTOP CORP	1,219	0.9
DICKS SPORTING GOODS INC	1,197	0.9
BEST BUY CO INC	884	0.7
BJS WHOLESALE CLUB INC	759	0.6
		5.6

TRANSPORTATION	$000	% EQUITY
EXPEDITORS INTL WASH INC	1,581	1.2
C H ROBINSON WORLDWIDE INC	1,097	0.8
		2.1

UTILITIES	$000	% EQUITY
CALPINE CORP	655	0.5
WISCONSIN ENERGY CORP	649	0.5
UGI CORP NEW	333	0.3
		1.3

FINANCE	$000	% EQUITY
TCF FINANCIAL CORP	2,289	1.8
INTERCONTINENTALEXCHANGE INC	1,729	1.3
AFFILIATED MANAGERS GRP INC	1,623	1.3
ACE LTD	1,284	1.0
PRICE T ROWE GROUP INC	1,203	0.9
AFLAC INC	1,075	0.8
PARTNERRE LTD	652	0.5
AMERIPRISE FINL INC	596	0.5
		8.1

COMMUNICATIONS	$000	% EQUITY
AMERICAN TOWER CORP	988	0.8
AKAMAI TECHNOLOGIES INC	959	0.7
		1.5

Equity Characteristics

Sit Mid Cap Growth

June 30, 2010

	Sit Mid Cap Growth Fund	Russell Midcap Growth	Russell Midcap	S&P Midcap
Earnings Outlook - Strong Growth [1]				
2010 Projected Gain	+26.9%	+26.0%	+23.8%	+19.1%
2011 Projected Gain	+21.3%	+19.3%	+21.2%	+22.1%
5-Year Projected Growth	+14.9%	+14.1%	+11.9%	+12.6%
Dividend Yield				
Equities Only	+0.8%	+1.1%	+1.6%	+1.4%
Total Fund	+0.7%	+1.1%	+1.6%	+1.4%
Implied Return				
5-Year Growth & Yield - Equity Only (Assumes no Change in P/E Ratio)	+15.6%	+15.2%	+13.5%	+14.0%
Weighted Average Price/Earnings Ratio [2]				
2010 Calendar P/E	20.3x	17.7x	18.5x	18.6x
2011 Calendar P/E	15.5x	15.2x	15.6x	16.1x
Median Price/Earnings Ratio [2]				
2010 Calendar P/E	16.4x	14.6x	14.5x	15.1x
2011 Calendar P/E	12.9x	12.6x	12.4x	12.7x
Average P/E-to-5-Year Earnings Growth Ratio				
2010 Calendar PEG	1.4x	1.2x	1.4x	1.3x
2011 Calendar PEG	1.0x	1.0x	1.2x	1.1x
Weighted Average Market Capitalization ($MIL)	9,877	6,094	6,077	2,908

(1) Excludes stocks with P/E ratios over 200x and earnings growth rates greater than 300%
(2) Excludes stocks with P/E ratios over 200x
(3) Based on S&P 500 reported earnings - top down basis
(4) Based on S&P 500 earnings prior to write-offs - bottom up basis;
Median P/E is calculated using bottom up earnings estimates from FactSet

Source: FactSet, Frank Russell Co., and Sit Investment Associates

Industry Sector Portfolio Evaluation

Sit Small Cap Growth

June 30, 2010

NON-ENERGY MINERALS	$000	% EQUITY
ALLEGHENY TECHNOLOGIES INC	316	0.5
HAYNES INTERNATIONAL INC	237	0.4
		0.9

PRODUCER MANUFACTURING	$000	% EQUITY
TRIMBLE NAVIGATION LTD	767	1.3
AMETEK INC	683	1.2
WABTEC CORP	531	0.9
ROFIN SINAR TECHNOLOGIES	497	0.8
IDEX CORP	469	0.8
HARSCO CORP	463	0.8
ANIXTER INTL INC	447	0.8
MTS SYS CORP	354	0.6
ESTERLINE TECHNOLOGIES CO	318	0.5
		7.7

ELECTRONIC TECHNOLOGY	$000	% EQUITY
F5 NETWORKS INC	1,296	2.2
SKYWORKS SOLUTIONS INC	1,190	2.0
CIENA CORP	918	1.6
SYNAPTICS INC	913	1.6
MICROS SYSTEMS INC	663	1.1
VEECO INSTRS INC DEL	610	1.0
INTERSIL CORP	555	0.9
VARIAN SEMICONDUCTOR EQUIPMT	513	0.9
VOLTERRA SEMICONDUCTOR CO	450	0.8
SILICON LABORATORIES INC	434	0.7
ARRIS GROUP INC	371	0.6
MICROSEMI CORP	293	0.5
MERU NETWORKS INC	205	0.3
		14.3

CONSUMER DURABLES	$000	% EQUITY
TUPPERWARE BRANDS CORP	1,012	1.7
SNAP ON INC	610	1.0
POLARIS INDS INC	584	1.0
FOSSIL INC	201	0.3
		4.1

ENERGY MINERALS	$000	% EQUITY
SOUTHWESTERN ENERGY CO	746	1.3
EQT CORPORATION	676	1.1
ARENA RESOURCES INC	421	0.7
ATLAS ENERGY INC	317	0.5
FRONTIER OIL CORP	214	0.4
		4.0

PROCESS INDUSTRIES	$000	% EQUITY
SCOTTS MIRACLE GRO CO	409	0.7
CF INDS HLDGS INC	330	0.6
DIONEX CORP	320	0.5
		1.8

HEALTH TECHNOLOGY	$000	% EQUITY
ALEXION PHARMACEUTICALS INC	1,095	1.9
THORATEC CORP	1,077	1.8
EV3 INC	849	1.4
CELGENE CORP	833	1.4
AMYLIN PHARMACEUTICALS INC	829	1.4
NUVASIVE INC	812	1.4
INTUITIVE SURGICAL INC	757	1.3
ICON PUB LTD CO ADR	633	1.1
UNITED THERAPEUTICS CORP	600	1.0
TECHNE CORP	552	0.9
VOLCANO CORPORATION	508	0.9
HAEMONETICS CORP	498	0.8
GEN-PROBE INC	495	0.8
PERKINELMER INC	401	0.7
TELEFLEX INC	326	0.6
MERIDIAN BIOSCIENCE INC	267	0.5
ALPHATEC HOLDINGS INC	238	0.4
		18.3

CONSUMER NON-DURABLES	$000	% EQUITY
TRUE RELIGION APPAREL INC	764	1.3
HANSEN NATURAL CORP	724	1.2
CENTRAL EUROPEAN DIST COR	310	0.5
GUESS INC	241	0.4
		3.5

INDUSTRIAL SERVICES	$000	% EQUITY
CORE LABORATORIES N V	1,388	2.4
LUFKIN INDUSTRIES INC	1,092	1.9
URS CORP	759	1.3
CARBO CERAMICS INC	339	0.6
ATWOOD OCEANICS INC	281	0.5
		6.6

COMMERCIAL SERVICES	$000	% EQUITY
FACTSET RESEARCH SYSTEMS INC	677	1.1
		1.1

TECHNOLOGY SERVICES	$000	% EQUITY
SYBASE INC	1,403	2.4
INFORMATICA CORP	1,344	2.3
ANSYS INC	1,128	1.9
CONCUR TECHNOLOGIES INC	1,058	1.8
ULTIMATE SOFTWARE GROUP INC	897	1.5
SOLERA HOLDINGS INC	851	1.4
QUEST SOFTWARE INC	633	1.1
CITRIX SYSTEMS INC	562	1.0
SYNTEL INC	536	0.9
DOLBY LABORATORIES INC-CL A	495	0.8
ASIAINFO HLDGS INC	278	0.5
		15.6

HEALTH SERVICES	$000	% EQUITY
ALLSCRIPTS HEALTHCARE SOLTNS	633	1.1
COVANCE INC	482	0.8
AMEDISYS INC	444	0.8
STERICYCLE INC	380	0.6
		3.3

CONSUMER SERVICES	$000	% EQUITY
CAPELLA EDUCATION COMPANY	649	1.1
BUFFALO WILD WINGS INC	633	1.1
DEVRY INC	572	1.0
RED ROBIN GOURMET BURGERS	297	0.5
		3.7

RETAIL TRADE	$000	% EQUITY
ULTA SALON COSMETCS & FRAGRANCES	769	1.3
CATO CORP	680	1.2
GAMESTOP CORP	520	0.9
CASEYS GEN STORES INC	380	0.6
DICKS SPORTING GOODS INC	276	0.5
BJS WHOLESALE CLUB INC	159	0.3
		4.7

TRANSPORTATION	$000	% EQUITY
HUB GROUP INC	486	0.8
CON-WAY INC.	252	0.4
		1.3

UTILITIES	$000	% EQUITY
ITC HLDGS CORP	349	0.6
UGI CORP NEW	150	0.3
		0.8

FINANCE	$000	% EQUITY
TCF FINANCIAL CORP	915	1.6
AFFILIATED MANAGERS GRP INC	801	1.4
HANOVER INS GROUP INC	731	1.2
STIFEL FINL CORP	547	0.9
ALLIED WRLD ASSUR COM HLD	454	0.8
		5.9

COMMUNICATIONS	$000	% EQUITY
SBA COMMUNICATIONS CORP	723	1.2
TW TELECOM INC	706	1.2
		2.4

Sit Investment Associates

Please see **General Disclosure** on Disclosure Page (page 1) for more information.

Equity Characteristics
Sit Small Cap Growth
June 30, 2010

	Sit Small Cap Growth Fund	Russell 2000 Growth	Russell 2000
Earnings Outlook - Strong Growth [1]			
2010 Projected Gain	+27.6%	+23.2%	+19.6%
2011 Projected Gain	+24.4%	+25.5%	+27.5%
5-Year Projected Growth	+17.0%	+17.5%	+14.5%
Dividend Yield			
Equities Only	+0.5%	+0.5%	+1.2%
Total Fund	+0.5%	+0.5%	+1.2%
Implied Return			
5-Year Growth & Yield - Equity Only (Assumes no Change in P/E Ratio)	+17.5%	+18.0%	+15.7%
Weighted Average Price/Earnings Ratio [2]			
2010 Calendar P/E	23.8x	21.2x	20.9x
2011 Calendar P/E	17.4x	18.2x	17.9x
Median Price/Earnings Ratio [2]			
2010 Calendar P/E	18.0x	16.4x	15.5x
2011 Calendar P/E	14.6x	13.6x	12.9x
Average P/E-to-5-Year Earnings Growth Ratio			
2010 Calendar PEG	1.4x	1.2x	1.3x
2011 Calendar PEG	1.0x	1.0x	1.1x
Weighted Average Market Capitalization ($MIL)	3,004	973	912

(1) Excludes stocks with P/E ratios over 200x and earnings growth rates greater than 300%
(2) Excludes stocks with P/E ratios over 200x
(3) Based on S&P 500 reported earnings - top down basis
(4) Based on S&P 500 earnings prior to write-offs - bottom up basis;
Median P/E is calculated using bottom up earnings estimates from FactSet

Source: FactSet, Frank Russell Co., and Sit Investment Associates

Dividend Growth Investing: Why It's Currently Attractive

The Return Environment

In a modest return environment expected for equities going forward, dividends are likely to become a large component of total returns

Investor Preferences

Investors have become more conservative after "excesses" in recent years and high profile scandals. For individuals, both demographics and reduced tax rates favor income-oriented investing

Higher Corporate Payouts

Corporate balance sheets remain strong and payout ratios remains relatively low, particularly based on normalized earnings. Free cash flow will remain strong due to secular/structural factors

Sit Dividend Growth Fund Structure / Characteristics

- Dividend yield (gross) 50-100 bps higher than S&P 500
- Forecasted beta of 0.87 (provided by Northfield Information Systems)
- Below average portfolio turnover
- EPS growth rates similar to S&P 500, with lower valuations
- Above average "stability" (balance sheets, earnings, cash flow)
- Sector weights differ materially from S&P and Russell Style indices (both growth and value)
- Over 55% of holdings in SIA growth portfolios
- 97% of portfolio invested in common equities; the remainder is in REITs, LPs and Trusts. ADR's and foreign securities traded or U.S. exchanges account for 14.8% of the portfolio
- Investment universe: dividend paying stocks across all sectors, geographies (only ADR's and foreign securities traded or U.S. exchanges), and market capitalizations.
- Equal proportion of dividend growth companies and higher yielding securities

Sit Dividend Growth: Balancing Income, Capital Appreciation Potential

June 30, 2010

Yield-Oriented

Ticker	Company Name	% of Total Equity	Div Yield	Div Payout Ratio	Long Term EPS Growth
MMM	3M CO	1.9%	2.7%	41%	10%
ABT	ABBOTT LABS	1.5%	3.8%	51%	11%
AINV	APOLLO INVT CORP	0.5%	12.1%	100%	6%
ADP	AUTOMATIC DATA PROCESSING I	0.7%	3.4%	51%	12%
BK	BANK OF NEW YORK MELLON COR	0.7%	1.5%	N/A	10%
BHP	BHP BILLITON LTD	0.8%	2.7%	49%	9%
CATO	CATO CORP NEW	0.7%	3.3%	36%	10%
CVX	CHEVRON CORP NEW	2.5%	4.3%	44%	4%
DEO	DIAGEO P L C	1.2%	3.7%	54%	8%
DD	DU PONT E I DE NEMOURS & CO	1.2%	4.8%	62%	9%
EMR	EMERSON ELEC CO	0.9%	3.1%	58%	13%
ENB	ENBRIDGE INC	0.7%	3.5%	44%	15%
EQT	EQT CORP	1.0%	2.5%	68%	13%
GE	GENERAL ELECTRIC CO	1.0%	2.8%	41%	10%
GIS	GENERAL MLS INC	1.5%	3.2%	38%	9%
HD	HOME DEPOT INC	0.8%	3.4%	56%	13%
JNJ	JOHNSON & JOHNSON	2.6%	3.7%	45%	7%
JPM	JPMORGAN CHASE & CO	2.3%	0.6%	50%	9%
KYN	KAYNE ANDERSON MLP INVSMNT	0.8%	7.3%	100%	N/A
LLY	LILLY ELI & CO	0.5%	5.9%	63%	7%
LLTC	LINEAR TECHNOLOGY CORP	1.0%	3.3%	71%	13%
MCD	MCDONALDS CORP	1.5%	3.3%	51%	10%
VIVO	MERIDIAN BIOSCIENCE INC	0.7%	4.5%	95%	13%
MICC	MILLICOM INTL CELLULAR S A	0.6%	7.0%	51%	4%
NEE	NEXTERA ENERGY INC	1.0%	4.1%	45%	6%
NWBI	NORTHWEST BANCSHARES INC MD	0.8%	3.5%	61%	5%
PRE	PARTNERRE LTD	1.0%	2.8%	35%	8%
PSO	PEARSON PLC	0.7%	4.1%	62%	7%
PNNT	PENNANTPARK INVT CORP	0.5%	11.1%	100%	4%
PEP	PEPSICO INC	2.2%	3.1%	45%	7%
PM	PHILIP MORRIS INTL INC	1.7%	5.0%	68%	10%
PII	POLARIS INDS INC	0.6%	3.0%	46%	11%
PG	PROCTER & GAMBLE CO	2.2%	3.2%	51%	10%
RY	ROYAL BK CDA MONTREAL QUE	1.0%	4.1%	73%	9%
RPM	RPM INTL INC	0.7%	4.6%	66%	14%
SSL	SASOL LTD	0.5%	3.4%	56%	5%
SDRL	SEADRILL LIMITED	0.4%	11.9%	78%	5%
SNA	SNAP ON INC	1.1%	2.9%	51%	10%
TYY	TORTOISE ENERGY CAP CORP	0.9%	7.1%	100%	N/A
TOT	TOTAL S A	1.4%	5.8%	55%	2%
TRV	TRAVELERS COMPANIES INC	1.4%	2.9%	20%	8%
UGI	UGI CORP NEW	0.6%	4.0%	36%	7%
UPS	UNITED PARCEL SERVICE INC	1.0%	3.2%	82%	12%
USB	US BANCORP DEL	1.2%	0.9%	19%	8%
VZ	VERIZON COMMUNICATIONS INC	2.3%	6.8%	82%	4%
WFC	WELLS FARGO & CO NEW	1.6%	0.8%	50%	10%
WEC	WISCONSIN ENERGY CORP	0.8%	3.2%	51%	9%
	Total	**53%**			
	Average		**4.2%**	**58%**	**9%**
	Median		**3.4%**	**51%**	**9%**

Growth-Oriented

Ticker	Company Name	% of Total Equity	Div Yield	Div Payout Ratio	Long Term EPS Growth
ABB	ABB LTD	0.8%	2.5%	38%	11%
ACN	ACCENTURE PLC IRELAND	1.2%	2.0%	31%	11%
ACE	ACE LTD	1.0%	2.6%	15%	13%
AWH	ALLIED WRLD ASSUR COM HLDG	0.9%	1.8%	7%	10%
AMP	AMERIPRISE FINL INC	1.0%	2.0%	23%	12%
APA	APACHE CORP	0.8%	0.7%	9%	9%
AMAT	APPLIED MATLS INC	1.0%	2.3%	87%	12%
BAX	BAXTER INTL INC	1.2%	2.8%	43%	11%
BDX	BECTON DICKINSON & CO	1.2%	2.2%	28%	11%
BRCM	BROADCOM CORP	0.6%	1.0%	43%	18%
CL	COLGATE PALMOLIVE CO	1.3%	2.7%	50%	10%
CBE	COOPER INDUSTRIES PLC	0.8%	2.5%	40%	13%
DE	DEERE & CO	1.4%	2.2%	48%	10%
EXPD	EXPEDITORS INTL WASH INC	0.4%	1.2%	35%	18%
BEN	FRANKLIN RES INC	1.0%	1.0%	15%	10%
GR	GOODRICH CORP	1.1%	1.6%	27%	11%
HAL	HALLIBURTON CO	0.7%	1.4%	33%	12%
HAYN	HAYNES INTERNATIONAL INC	0.6%	2.7%	57%	18%
INTC	INTEL CORP	1.7%	3.3%	56%	12%
IBM	INTERNATIONAL BUSINESS MACH	3.3%	2.1%	25%	10%
LANC	LANCASTER COLONY CORP	0.7%	2.3%	28%	10%
LMT	LOCKHEED MARTIN CORP	0.5%	3.4%	33%	9%
MRO	MARATHON OIL CORP	1.1%	3.2%	52%	11%
MCK	MCKESSON CORP	0.9%	1.1%	10%	12%
MDT	MEDTRONIC INC	1.3%	2.5%	29%	11%
MSFT	MICROSOFT CORP	1.5%	2.2%	27%	11%
MUR	MURPHY OIL CORP	0.9%	2.0%	23%	15%
NOV	NATIONAL OILWELL VARCO INC	0.7%	1.2%	12%	12%
NKE	NIKE INC	0.6%	1.6%	27%	13%
OXY	OCCIDENTAL PETE CORP DEL	1.6%	2.0%	30%	9%
ORCL	ORACLE CORP	1.3%	0.9%	18%	13%
OMI	OWENS & MINOR INC NEW	0.7%	2.5%	36%	12%
PPDI	PHARMACEUTICAL PROD DEV INC	0.5%	2.4%	62%	14%
PRU	PRUDENTIAL FINL INC	0.9%	1.3%	8%	9%
QCOM	QUALCOMM INC	1.5%	2.4%	40%	17%
RCI	ROGERS COMMUNICATIONS INC	0.8%	3.9%	60%	15%
SYNT	SYNTEL INC	0.7%	0.7%	9%	16%
TGT	TARGET CORP	1.2%	2.0%	19%	13%
TEVA	TEVA PHARMACEUTICAL INDS LT	1.0%	1.1%	26%	17%
TMO	THERMO FISHER SCIENTIFIC IN	0.9%	0.0%	0%	10%
TJX	TJX COS INC NEW	0.5%	1.4%	19%	14%
TUP	TUPPERWARE BRANDS CORP	0.5%	2.5%	32%	12%
TEL	TYCO ELECTRONICS LTD SWITZE	0.8%	2.6%	50%	14%
UNP	UNION PAC CORP	1.0%	1.9%	32%	12%
UTX	UNITED TECHNOLOGIES CORP	1.3%	2.6%	39%	12%
WMT	WAL MART STORES INC	1.5%	2.5%	32%	11%
	Total	**47%**			
	Average		**2.0%**	**32%**	**12%**
	Median		**2.1%**	**30%**	**12%**

Source: FactSet Research Systems

Industry Sector Portfolio Evaluation

Sit Dividend Growth

June 30, 2010

NON-ENERGY MINERALS	$000	% EQUITY
BHP BILLITON ADR	490	0.8
HAYNES INTERNATIONAL INC	386	0.6
		1.4

PRODUCER MANUFACTURING	$000	% EQUITY
3M CO	1,224	1.9
DEERE & CO	863	1.4
UNITED TECHNOLOGIES CORP	837	1.3
GOODRICH CORP	716	1.1
GENERAL ELECTRIC CO	653	1.0
EMERSON ELECTRIC CO	599	0.9
ABB LTD - ADR	511	0.8
COOPER INDUSTRIES PLC	488	0.8
LOCKHEED MARTIN CORP	305	0.5
		9.7

ELECTRONIC TECHNOLOGY	$000	% EQUITY
INTL BUSINESS MACHINES CORP	2,087	3.3
INTEL CORP	1,066	1.7
QUALCOMM INC	929	1.5
APPLIED MATLS INC	644	1.0
LINEAR TECHNOLOGY CORP	609	1.0
TYCO ELECTRONICS LTD	515	0.8
BROADCOM CORP	376	0.6
		9.8

CONSUMER DURABLES	$000	% EQUITY
SNAP ON INC	695	1.1
POLARIS INDS INC	355	0.6
TUPPERWARE BRANDS CORP	319	0.5
		2.2

ENERGY MINERALS	$000	% EQUITY
CHEVRON CORP	1,622	2.5
OCCIDENTAL PETROLEUM CORP	1,011	1.6
TOTAL S A ADR	911	1.4
MARATHON OIL CORP	709	1.1
EQT CORPORATION	669	1.0
MURPHY OIL CORP	560	0.9
APACHE CORP	505	0.8
SASOL LTD - ADR	317	0.5
		9.9

PROCESS INDUSTRIES	$000	% EQUITY
DU PONT E I DE NEMOURS &	792	1.2
RPM INTERNATIONAL INC	421	0.7
		1.9

HEALTH TECHNOLOGY	$000	% EQUITY
JOHNSON & JOHNSON	1,689	2.6
ABBOTT LABORATORIES	940	1.5
MEDTRONIC INC	812	1.3
BAXTER INTL INC	797	1.2
BECTON DICKINSON & CO	757	1.2
TEVA PHARMACEUTICAL INDS ADR	655	1.0
THERMO FISHER SCIENTIFIC INC	589	0.9
MERIDIAN BIOSCIENCE INC	445	0.7
LILLY ELI & CO	347	0.5
		11.0

CONSUMER NON-DURABLES	$000	% EQUITY
PEPSICO INC	1,402	2.2
PROCTER & GAMBLE CO	1,374	2.2
PHILIP MORRIS INTL INC	1,054	1.7
GENERAL MILLS INC	963	1.5
COLGATE-PALMOLIVE CO	843	1.3
DIAGEO PLC ADR	747	1.2
LANCASTER COLONY CORP	443	0.7
NIKE INC	385	0.6
		11.3

INDUSTRIAL SERVICES	$000	% EQUITY
HALLIBURTON CO	462	0.7
NATIONAL OILWELL VARCO INC	446	0.7
SEADRILL LIMITED	282	0.4
		1.9

TECHNOLOGY SERVICES	$000	% EQUITY
MICROSOFT CORP	971	1.5
ORACLE CORP	852	1.3
ACCENTURE PLC	773	1.2
AUTOMATIC DATA PROCESSING	467	0.7
SYNTEL INC	415	0.7
		5.5

HEALTH SERVICES	$000	% EQUITY
MCKESSON CORP	564	0.9
OWENS & MINOR INC	458	0.7
PHARMACEUTICAL PROD DEV INC	295	0.5
		2.1

CONSUMER SERVICES	$000	% EQUITY
MCDONALDS CORP	968	1.5
PEARSON PLC ADR	443	0.7
		2.2

RETAIL TRADE	$000	% EQUITY
WAL MART STORES INC	947	1.5
TARGET CORP	762	1.2
HOME DEPOT INC	486	0.8
CATO CORP	441	0.7
TJX COS INC	327	0.5
		4.7

TRANSPORTATION	$000	% EQUITY
UNION PAC CORP	667	1.0
UNITED PARCEL SERVICE INC	629	1.0
EXPEDITORS INTL WASH INC	242	0.4
		2.4

UTILITIES	$000	% EQUITY
NEXTERA ENERGY INC	668	1.0
WISCONSIN ENERGY CORP	492	0.8
ENBRIDGE INC	415	0.7
UGI CORP NEW	412	0.6
		3.1

FINANCE	$000	% EQUITY
JPMORGAN CHASE & CO	1,441	2.3
WELLS FARGO & CO	1,019	1.6
THE TRAVELERS COMPANIES, INC.	882	1.4
U S BANCORP	776	1.2
AMERIPRISE FINL INC	650	1.0
ROYAL BANK OF CANADA	645	1.0
FRANKLIN RESOURCES INC	634	1.0
ACE LTD	618	1.0
PARTNERRE LTD	617	1.0
ALLIED WRLD ASSUR COM HLD	594	0.9
TORTOISE ENERGY CAP CORP	582	0.9
PRUDENTIAL FINANCIAL INC	547	0.9
NORTHWEST BANCSHARES INC	506	0.8
KAYNE ANDERSON MLP INVSM	496	0.8
BANK OF NEW YORK MELLON CORP	427	0.7
PENNANTPARK INVT CORP	341	0.5
APOLLO INVT CORP	294	0.5
		17.4

COMMUNICATIONS	$000	% EQUITY
VERIZON COMMUNICATIONS	1,485	2.3
ROGERS COMMUNICATIONS INC	485	0.8
MILLICOM INTL CELLULAR S	405	0.6
		3.7

Equity Characteristics

June 30, 2010

	Sit Dividend Growth Fund	Russell 1000 Growth	S&P 500 [3]	S&P 500 [4]
Earnings Outlook - Strong Growth [1]				
2010 Projected Gain	+18.5%	+27.1%	+32.2%	+43.7%
2011 Projected Gain	+16.3%	+15.5%	+15.2%	+16.0%
5-Year Projected Growth	+10.7%	+12.8%	+8.0%	+8.0%
Dividend Yield				
Equities Only	+3.0%	+1.7%	+2.2%	+2.2%
Total Fund	+2.9%	+1.7%	+2.2%	+2.2%
Implied Return				
5-Year Growth & Yield - Equity Only (Assumes no Change in P/E Ratio)	+13.7%	+14.5%	+10.2%	+10.2%
Weighted Average Price/Earnings Ratio [2]				
2010 Calendar P/E	13.3x	15.1x	15.3x	12.6x
2011 Calendar P/E	11.2x	13.1x	13.3x	10.9x
Median Price/Earnings Ratio [2]				
2010 Calendar P/E	12.9x	14.4x	N/A	13.7x
2011 Calendar P/E	11.3x	12.4x	N/A	11.8x
Average P/E-to-5-Year Earnings Growth Ratio				
2010 Calendar PEG	1.2x	1.0x	1.9x	1.6x
2011 Calendar PEG	1.0x	0.9x	1.7x	1.4x
Weighted Average Market Capitalization ($MIL)	58,144	68,281	74,018	74,018

(1) Excludes stocks with P/E ratios over 200x and earnings growth rates greater than 300%
(2) Excludes stocks with P/E ratios over 200x
(3) Based on S&P 500 reported earnings - top down basis
(4) Based on S&P 500 earnings prior to write-offs - bottom up basis;
Median P/E is calculated using bottom up earnings estimates from FactSet

Source: FactSet, Frank Russell Co., and Sit Investment Associates

VI. International Equity Holdings/Characteristics

Sit International Growth (A/C 605)
International Portfolio Evaluation
As of March 31, 2010 (in $000)

AUSTRALIA	MKT VAL	% PF
BHP BILLITON LTD	1,359	5.6%
RIO TINTO PLC ADR	509	2.1%
AUST&N ZEALAND BANK ORD	268	1.1%
WESTPAC BKG CORP-ADR	254	1.0%
	2,390	9.8%

BERMUDA	MKT VAL	% PF
PARTNERRE LTD	151	0.6%
	151	0.6%

BRAZIL	MKT VAL	% PF
AGCO CORP	248	1.0%
PETROLEO BRASILEIRO SA P	227	0.9%
	474	1.9%

CANADA	MKT VAL	% PF
ROGERS COMMUNICATIONS INC	324	1.3%
RESEARCH IN MOTION LTD	311	1.3%
POTASH CORP SASK INC	254	1.0%
CANADIAN NATL RY CO	230	0.9%
ROYAL BANK OF CANADA	216	0.9%
	1,335	5.5%

CHILE	MKT VAL	% PF
BANCO SANTANDER CHILE ADR	123	0.5%
	123	0.5%

CHINA	MKT VAL	% PF
TSINGTAO BREWING CO LTD	251	1.0%
CHINA UNICOM (HK) - ADR	196	0.8%
NEW ORIENTAL ED & TECH GR ADR	162	0.7%
ASIAINFO HLDGS INC	132	0.5%
	743	3.0%

DENMARK	MKT VAL	% PF
VESTAS WIND SYSTEM	191	0.8%
	191	0.8%

FRANCE	MKT VAL	% PF
TOTAL	400	1.6%
VEOLIA ENVIRONMENT	383	1.6%
SCHLUMBERGER LTD	317	1.3%
BNP PARIBAS	300	1.2%
AXA	270	1.1%
ALSTOM	204	0.8%
	1,874	7.7%

GERMANY	MKT VAL	% PF
ADIDAS AG	290	1.2%
SIEMENS AG	281	1.2%
ALLIANZ SE	277	1.1%
MUENCHENER RUCKVER REG	256	1.0%
AIXTRON AG-ADR	200	0.8%
SAP ORDS	161	0.7%
RATIONAL AG	121	0.5%
	1,587	6.5%

GREAT BRITAIN	MKT VAL	% PF
RECKITT BENCKISER GROUP PLC	451	1.8%
PEARSON PLC ADR	317	1.3%
TESCO	312	1.3%
DIAGEO PLC ADR	310	1.3%
BP PLC ADR	308	1.3%
ROYAL DUTCH SHELL PLC ADR	271	1.1%
BRIT AMER TOBACCO	239	1.0%
BURBERRY GROUP	215	0.9%
VODAFONE GROUP	190	0.8%
AUTONOMY CORP	186	0.8%
GLAXOSMITHKLINE ADR	181	0.7%
ANGLO AMERICAN PLC	161	0.7%
	3,143	12.9%

HONG KONG	MKT VAL	% PF
HSBC HOLDINGS PLC	309	1.3%
SUN HUNG KAI PROP	250	1.0%
HSBC HOLDINGS PLC	244	1.0%
LI & FUNG	187	0.8%
HUTCHISON WHAMPOA	183	0.7%
HONG KONG EXCHANGE	113	0.5%
STANDARD CHARTERED	65	0.3%
	1,352	5.5%

INDIA	MKT VAL	% PF
ISHARES MSCI INDIA	310	1.3%
ICICI BK LTD ADR	137	0.6%
	447	1.8%

IRELAND	MKT VAL	% PF
ICON PUB LTD CO ADR	198	0.8%
	198	0.8%

ISRAEL	MKT VAL	% PF
TEVA PHARMACEUTICAL INDS ADR	252	1.0%
	252	1.0%

ITALY	MKT VAL	% PF
TENARIS S A ADR	290	1.2%
ENEL S.P.A.	234	1.0%
	524	2.1%

JAPAN	MKT VAL	% PF
FANUC JPY50	361	1.5%
HONDA MOTOR CO	339	1.4%
SMC 6273	272	1.1%
CANON	260	1.1%
YAMADA DENKI	251	1.0%
AFLAC INC	233	1.0%
TOYO SUISAN KAISHA	233	1.0%
SUGI HOLDINGS	225	0.9%
KIRIN HOLDINGS CO, LTD	192	0.8%
KUBOTA CORP	191	0.8%
KAO CORP	178	0.7%
MITSUI OSK LINES LTD	172	0.7%
ASAHI GLASS CO	147	0.6%
SONY CORP ADR	146	0.6%
KOMATSU	143	0.6%
ELPIDA MEMORY INC	124	0.5%
INPEX CORPORATION	88	0.4%
	3,554	14.5%

LUXEMBOURG	MKT VAL	% PF
MILLICOM INTL CELLULAR S	169	0.7%
	169	0.7%

MEXICO	MKT VAL	% PF
WALMART DE MEXICO SAB	189	0.8%
	189	0.8%

NETHERLANDS	MKT VAL	% PF
ASML HLDG NV	312	1.3%
ING GROEP NV	200	0.8%
TNT NV	190	0.8%
PHILIPS ELECTRONICS NEW	122	0.5%
	823	3.4%

POLAND	MKT VAL	% PF
CENTRAL EUROPEAN DIST COR	385	1.6%
	385	1.6%

SOUTH AFRICA COMM.	MKT VAL	% PF
SASOL LTD - ADR	128	0.5%
	128	0.5%

SOUTH KOREA	MKT VAL	% PF
SAMSUNG ELEC GDR	257	1.1%
	257	1.1%

SPAIN	MKT VAL	% PF
TELEFONICA SA	471	1.9%
BANCO BILBAO VIZCAYA ARG ADR	299	1.2%
INDITEX	273	1.1%
BANCO SANTANDER CENT HISP	195	0.8%
	1,238	5.1%

SWEDEN	MKT VAL	% PF
ERICSSON L M TEL CO ADR	246	1.0%
	246	1.0%

SWITZERLAND	MKT VAL	% PF
NESTLE SA	554	2.3%
SYNGENTA	362	1.5%
CREDIT SUISSE GROUP AG	354	1.4%
SYNTHES, INC	316	1.3%
ABB LTD - ADR	251	1.0%
NOVARTIS	203	0.8%
KUEHNE&NAGEL INTL	203	0.8%
ROCHE HLDGS AG	124	0.5%
STRAUMANN HLDG	121	0.5%
NOBEL BIOCARE AG	110	0.4%
	2,597	10.6%

CASH	85	0.3%
TOTAL	24,455	100.0%

Sit International Growth
Equity Characteristics
March 31, 2010

	Sit International Fund	MSCI EAFE	MSCI EAFE GROWTH
Earnings Outlook - Strong Growth [1]			
2010 Projected Gain	+19.5%	+17.7%	+19.5%
2011 Projected Gain	+20.7%	+23.9%	+26.2%
5-Year Projected Growth	+11.5%	+11.9%	+12.3%
Dividend Yield			
Total Fund	+2.4%	+2.9%	+2.2%
Implied Return			
5-Year Growth & Yield - Equity Only (Assumes no Change in P/E Ratio)	+13.9%	+14.8%	+14.4%
Average Price/Earnings Ratio [2]			
2010 Calendar P/E	16.6x	17.7x	18.4x
2011 Calendar P/E	13.5x	13.8x	15.2x
Median Price/Earnings Ratio [2]			
2010 Calendar P/E	15.6x	16.7x	17.5x
2011 Calendar P/E	12.9x	14.4x	15.2x
Average P/E to 5-Year Projected Growth			
2010 Calendar PE/LTG	1.4x	1.5x	1.5x
2011 Calendar PE/LTG	1.2x	1.2x	1.2x
Weighted Average Market Capitalization ($MIL)	54,501	50,715	45,432

(1) Excludes stocks with P/E over 200x and earnings growth rates greater than 300%
(2) Excludes stocks with P/E over 200x

Source: FactSet Estimates and Sit Investment Associates, Inc.

Developing Markets (a/c 608)
International Portfolio Evaluation
March 31, 2010 (in $000)

AUSTRALIA	MKT VAL	% PF
BHP BILLITON ADR	554	3.3%
RIO TINTO LIMITED	461	2.7%
RIO TINTO PLC ADR	95	0.6%
	1,110	6.6%

AUSTRIA	MKT VAL	% PF
RAIFFEISEN INTL BK	109	0.6%
	109	0.6%

BRAZIL	MKT VAL	% PF
PETROBRAS PN	685	4.1%
COMPANHIA VALE DO RIO DO ADR	637	3.8%
BANCO BRADESCO S.A.	356	2.1%
COMPANHIA DE BEBIDAS DAS - ADR	220	1.3%
AGCO CORP	165	1.0%
COMP BRASIL-PAO DE ACUCA ADR	141	0.8%
VIVO PARTICIPACOES ADR	141	0.8%
AES TIETE SA	127	0.8%
PETROLEO BRASILEIRO SA P	120	0.7%
EMBRAER-EMPRESA BRASILEIR ADR	93	0.6%
	2,686	16.0%

CHILE	MKT VAL	% PF
BANCO SANTANDER CHILE ADR	164	1.0%
	164	1.0%

CHINA	MKT VAL	% PF
CHINA LIFE INS CO LTD ADR	432	2.6%
TSINGTAO BREWING CO LTD	251	1.5%
CNOOC LTD ADR	215	1.3%
NEW ORIENTAL ED & TECH GR ADR	214	1.3%
HUABAO INTL HLDG	191	1.1%
CHINA SHENHUA ENERGY CO-H	181	1.1%
XINAO GAS COMMON	174	1.0%
JINPAN INTL LTD	160	1.0%
CHINA UNICOM (HK) - ADR	156	0.9%
ASIAINFO HLDGS INC	154	0.9%
PETROCHINA CO LTD H	138	0.8%
TRAVELSKY TECHNOLO	132	0.8%
RENHE COMMERCIAL H	125	0.7%
PORTS DESIGN HLDGS	124	0.7%
CHINA OILFIELD SERVICS LTD	115	0.7%
HENGAN INTL GROUP	112	0.7%
TENCENT HLDGS LIMI	84	0.5%
HARBIN ELECTRIC INC	78	0.5%
CHINA RAILWAY CONS	77	0.5%
PETROCHINA CO LTD ADR	47	0.3%
	3,160	18.8%

CZECH REPUBLIC	MKT VAL	% PF
CESKE ENERGETICKE ZAVODY (CEZ)	137	0.8%
	137	0.8%

GREAT BRITAIN	MKT VAL	% PF
ANGLO AMERICAN PLC	150	0.9%
	150	0.9%

HONG KONG	MKT VAL	% PF
LI & FUNG	197	1.2%
HSBC HLDGS ADR	182	1.1%
SUN HUNG KAI PROP	165	1.0%
HONG KONG EXCHANGE	77	0.5%
STANDARD CHARTERED	44	0.3%
	665	4.0%

INDIA	MKT VAL	% PF
RELIANCE INDUSTRIES GDS 144A	345	2.0%
ICICI BK LTD ADR	252	1.5%
ISHARES MSCI INDIA	179	1.1%
INFOSYS TECHNOLOGIES LTD ADR	147	0.9%
	922	5.5%

INDONESIA	MKT VAL	% PF
ASTRA INTERNATIONAL	251	1.5%
P T TELEKOMUNIKASI INDON ADR	107	0.6%
	358	2.1%

ISRAEL	MKT VAL	% PF
TEVA PHARMACEUTICAL INDS ADR	347	2.1%
NICE SYS LTD ADR	114	0.7%
AMDOCS LTD	87	0.5%
	549	3.3%

LUXEMBOURG	MKT VAL	% PF
MILLICOM INTL CELLULAR S	196	1.2%
	196	1.2%

MEXICO	MKT VAL	% PF
AMERICA MOVIL ADR	327	1.9%
WALMART DE MEXICO SAB	252	1.5%
HOMEX ADR	119	0.7%
GRUPO TELEVISA SA DE CV ADR	80	0.5%
	778	4.6%

NETHERLANDS	MKT VAL	% PF
X5 RETAIL GROUP NV	132	0.8%
	132	0.8%

PERU	MKT VAL	% PF
SOUTHERN COPPER CORP	298	1.8%
	298	1.8%
	595	3.5%

PHILIPPINES	MKT VAL	% PF
MANILA WATER COMPANY	157	0.9%
SM PRIME HLDGS	79	0.5%
	237	1.4%

POLAND	MKT VAL	% PF
CENTRAL EUROPEAN DIST COR	315	1.9%
	315	1.9%

RUSSIA	MKT VAL	% PF
GAZPROM SPON OAO ADR	273	1.6%
MOBILE TELESYSTEMS SP ADR	239	1.4%
	512	3.0%

SINGAPORE	MKT VAL	% PF
DBS HOLDINGS	41	0.2%
	41	0.2%

SOUTH AFRICA COMM.	MKT VAL	% PF
NASPERS	250	1.5%
SASOL LTD - ADR	210	1.3%
MTN GROUP LTD	198	1.2%
BIDVEST GROUP	155	0.9%
	813	4.8%

SOUTH KOREA	MKT VAL	% PF
SAMSUNG ELECTRONICS	517	3.1%
POSCO ADR	234	1.4%
SHINHAN FINANCIAL GROUP	220	1.3%
SHINSEGAE	175	1.0%
CHEIL WORLDWIDE INC	170	1.0%
INDUSTRIAL BK KOREA GDR 144A	118	0.7%
KB FINANCIAL GROUP INC	114	0.7%
KB FINANCIAL GROUP, INC ADR	114	0.7%
	1,662	9.9%

TAIWAN	MKT VAL	% PF
HON HAI PRECISION - GDR	382	2.3%
TAIWAN SEMICONDUCTOR	218	1.3%
MEDIATEK INC	173	1.0%
HTC CORPORATION	163	1.0%
CATHAY FINANCIAL HLDG CO	140	0.8%
YOUNG FAST OPTOELE	106	0.6%
TAIWAN SEMICONDUCTOR ADR	83	0.5%
HON HAI PRECISION	74	0.4%
	1,340	8.0%

THAILAND	MKT VAL	% PF
BANGKOK BANK	200	1.2%
	200	1.2%

CASH	275	1.6%
TOTAL	16,808	100.0%

Equity Characteristics

Developing Markets Portfolio (A/C 608)

June 30, 2010

	Sit Developing Markets Fund	MSCI Emerging Markets	MSCI Emerging Markets Growth
Earnings Outlook - Strong Growth [1]			
2010 Projected Gain	+40.6%	+29.5%	+33.9%
2011 Projected Gain	+19.6%	+19.3%	+21.2%
5-Year Projected Growth	+15.3%	+20.0%	+24.4%
Dividend Yield			
Total Fund	+2.0%	+2.3%	+1.9%
Implied Return			
5-Year Growth & Yield - Equity Only (Assumes no Change in P/E Ratio)	+17.2%	+22.3%	+26.3%
Average Price/Earnings Ratio [2]			
2010 Calendar P/E	14.0x	14.1x	15.1x
2011 Calendar P/E	11.2x	11.6x	12.2x
Median Price/Earnings Ratio [2]			
2010 Calendar P/E	12.7x	12.9x	14.5x
2011 Calendar P/E	10.7x	10.9x	12.0x
Average P/E to 5-Year Projected Growth			
2010 Calendar PE/LTG	0.9x	0.7x	0.6x
2011 Calendar PE/LTG	0.7x	0.6x	0.5x
Weighted Average Market Capitalization ($MIL)	30,867	29,452	27,921

(1) Excludes stocks with P/E over 200x and earnings growth rates greater than 300%
(2) Excludes stocks with P/E over 200x

Source: FactSet Research Systems and Sit Investment Associates, Inc.

Source: FactSet Estimates and Sit Investment Associates, Inc.

VII. Fixed Income Holdings/Characteristics

Sit U.S. Government Securities Fund
Investment Philosophy, Objective and Strategy

- **The Sit U.S Government Securities Fund ("Fund") seeks to attain consistent, superior risk-adjusted returns using a conservative investment approach. The objective is to provide high current income and safety of principal by investing exclusively in U.S. government securities which are issued, guaranteed or insured by the U.S. government or its agencies or instrumentalities.**

- **Fund managers search for securities providing high current income relative to yields currently available in the market. Considerations include their economic outlook, prepayment risk, yield, maturity and liquidity. We favor seasoned, high-coupon, mortgage pools with stable prepayment histories. Managers attempt to maintain an average effective duration for the portfolio of approximately 2 to 5 years.**

- **The Fund has never had a negative annual return since inception (rolling annual returns at month end).**

Sit U.S. Government Securities Funds
Sector Weightings

	12/00	12/01	12/02	12/03	12/04	12/05	12/06	12/07	12/08	12/09	03/10	06/10	Barclays Interm Gov't. Index 06/10
U.S. Treasury Bonds	6.4 %	1.0 %	6.5 %	5.7 %	5.1 %	2.0 %	3.7 %	19.7 %	1.7 %	12.2 %	9.5 %	10.6 %	73.3 %
U.S. Agency Bonds	0.0	0.0	0.0	2.4	2.7	3.9	0.8	0.5	0.0	0.0	0.0	0.0	22.6
Collateralized Mortgage Obligations	27.9	44.9	32.5	19.7	25.2	30.8	35.3	34.1	32.5	24.9	27.9	30.6	0.0
TIPS	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Mortgage Pass-Through Securities	63.7	48.9	54.7	66.1	64.3	62.1	59.1	40.4	65.3	62.2	61.7	57.8	0.0
Asset Backed Securities	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.9	0.9	0.8	0.0
Mutual Funds	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Cash	2.0	5.2	6.3	6.1	2.7	1.2	1.1	5.3	0.5	-0.2	0.0	0.2	0.0
Totals	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	95.9 %
Sit Gov't. Fund Quality	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	
Sit Gov't. Fund Duration	3.2 Yrs	2.4 Yrs	1.9 Yrs	2.5 Yrs	2.7 Yrs	2.9 Yrs	3.0 Yrs	2.9 Yrs	2.2 Yrs	2.1 Yrs	2.3 Yr	2.0 Yrs	
Barclays Interm. Gov't. Duration	3.2 Yrs	3.3 Yrs	3.2 Yrs	3.4 Yrs	3.4 Yrs	3.3 Yrs	3.3 Yrs	3.4 Yrs	3.6 Yrs	3.6 Yrs	3.7 Yr	3.7 Yrs	
Sit Gov't. Fund 30-Day SEC Yield	6.3 %	5.2 %	3.5 %	2.8 %	3.5 %	4.4 %	5.0 %	4.5 %	5.2 %	4.2 %	1.8 %	3.6 %	
Barclays Interm. Gov't. Yield	5.5 %	3.9 %	2.3 %	2.7 %	3.5 %	4.5 %	4.8 %	3.6 %	1.5 %	2.1 %	2.0 %	1.5 %	

Sit U.S. Government Securities Fund
Quarterly Rates of Return
(Performance Statistics are After Investment Management Fees)

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Annual
1987		1.00*	-1.07	6.14	6.05
1988	4.10	1.27	1.63	0.67	7.86
1989	1.45	4.72	1.27	3.21	11.04
1990	0.32	4.02	1.44	4.83	10.97
1991	2.54	1.05	4.73	4.01	12.87
1992	-0.77	3.50	2.13	0.52	5.43
1993	2.77	1.90	1.26	1.23	7.34
1994	0.19	-0.02	1.07	0.51	1.77
1995	2.85	3.26	1.98	2.95	11.50
1996	0.42	0.66	1.69	2.14	4.99
1997	0.00	3.00	3.04	1.95	8.19
1998	1.39	1.70	2.34	0.94	6.52
1999	0.00	0.04	0.85	0.47	1.37
2000	1.53	1.72	2.19	3.42	9.15
2001	2.63	1.59	3.17	0.91	8.56
2002	0.72	2.33	1.87	0.77	5.79
2003	0.53	0.23	0.00	0.42	1.19
2004	1.52	-0.58	1.87	0.52	3.35
2005	0.13	1.97	-0.17	0.55	2.49
2006	0.09	0.43	2.33	1.26	4.13
2007	1.67	0.12	2.43	2.55	6.92
2008	3.05	-0.17	0.99	1.19	5.13
2009	2.12	1.78	2.51	1.17	7.78
2010	1.26	1.10			

*Return is from 6/2/87 through 6/30/87

Sit Minnesota Tax-Free Income Fund

Portfolio Characteristics

	12/31/99	12/31/00	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08	12/31/09	6/30/10
QUALITY												
AAA	22.3 %	14.2 %	15.8 %	15.4 %	13.4 %	17.1 %	17.3 %	19.6 %	17.0 %	9.8 %	8.2 %	8.1 %
AA	13.8	14.3	12.4	9.4	13.3	6.2	12.6	10.7	8.1	16.8	18.7	18.5
A	11.2	13.5	19.4	21.2	17.9	16.7	13.2	10.9	13.5	15.8	16.9	20.4
BBB	7.7	8.3	8.4	7.8	13.4	14.2	15.4	13.4	17.4	15.5	15.8	15.5
NON-RATED	45.7	42.6	39.5	37.8	40.5	38.1	35.0	40.2	40.7	40.9	35.4	33.5
CASH EQUIVALENTS	-0.7	7.1	4.5	8.4	1.5	7.7	6.5	5.2	3.3	1.2	5.0	4.0
	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %
AVERAGE RATING	A3 / A-	A3 / A-	A2 / A	A2 / A	A2 / A	A3 / A-	A2 / A	A2 / A	A2 / A	A3/A-	A2 / A	A2 / A
PORTFOLIO COMPOSITION												
HOUSING	51.2 %	46.7 %	48.5 %	43.3 %	40.8 %	36.0 %	28.9 %	27.2 %	28.9 %	32.1 %	32.5 %	30.8 %
SINGLE FAMILY	9.1	9.0	9.7	8.2	6.6	2.9	5.4	4.6	7.5	12.2	14.6	13.5
MULTI FAMILY	42.1	37.7	38.8	35.1	34.1	33.1	23.5	22.6	21.4	19.9	17.9	17.3
HOSPITAL	24.2	21.3	19.4	15.6	18.2	18.9	22.3	21.5	25.1	25.5	22.1	23.0
OTHER REVENUE	6.1	5.1	6.0	10.4	7.6	8.6	7.9	8.7	9.7	9.9	11.4	12.3
EDUCATION	3.3	3.7	2.4	3.4	3.5	4.7	4.2	9.2	12.4	11.0	10.5	9.1
UTILITIES	0.4	0.2	1.9	0.5	0.4	0.4	1.9	0.8	3.8	6.4	5.3	5.4
INSURED	1.7	2.6	3.6	6.0	6.8	7.8	6.7	8.7	5.2	4.9	3.7	4.8
CASH EQUIVALENTS	-0.7	7.1	4.5	8.4	1.5	7.7	6.5	5.2	3.3	1.2	5.0	4.0
LEASES	3.5	2.3	3.0	2.8	2.2	2.3	3.7	3.3	2.5	2.4	2.2	2.7
IDR/PCR	4.3	4.1	4.5	5.3	9.2	6.8	7.5	5.7	2.7	3.5	2.7	3.2
ESC. TO MAT/PRE REF	1.7	2.7	1.3	1.8	1.6	4.1	4.9	6.6	4.3	0.3	2.1	2.0
MUTUAL FUNDS	2.3	2.1	1.5	0.5	0.0	0.0	0.0	0.0	1.0	0.8	0.9	0.9
GENERAL OBLIGATION	1.1	0.9	1.5	0.8	6.7	1.9	4.5	2.4	0.6	1.5	0.8	0.5
INSURED - G.O.	0.0	0.0	0.0	0.0	0.0	0.0	0.9	0.2	0.1	0.0	0.4	0.6
PUBLIC FACILITIES	0.9	1.2	1.9	1.2	1.5	0.8	0.1	0.5	0.4	0.5	0.4	0.7
	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %
STATED MATURITY (Years)	19.6	16.5	15.5	14.1	13.8	13.1	12.8	14.0	15.5	14.6	14.7	14.8
DURATION TO AVERAGE LIFE (Years)	8.0	7.0	6.1	5.2	4.7	4.2	3.8	4.2	4.9	5.1	4.9	5.2
30-DAY SEC YIELD (%)	5.5	5.6	5.3	4.9	4.7	4.5	4.4	4.4	4.6	6.2	4.6	4.4
BARCLAYS 5-YR YIELD TO WORST	4.9	4.3	3.8	2.6	2.5	2.9	3.5	3.6	3.4	3.0	2.2	2.1



Sit MN Tax-Free Income Fund
12 Month Distribution Rate
12/31/94 -6/30/10
12 Month Distribution Rate
6.0
5.5
5.0
4.5
4.0
3.5
3.0
2.5
2.0
Dec-94
Dec-95
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Sit MN Tax Free Income Fund (12 Month Distribution Rate)
Barclays 5-Year Municipal Bond Index (Yield to Worst)